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Form 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Reporting Issuer

SSR Mining Inc.
Suite 800 – 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1G4

Item 2    Date of Material Change

March 19, 2019
Item 3    News Release
A news release dated March 19, 2019 was disseminated through CNW Group, and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and with the U.S. Securities and Exchange Commission on EDGAR.
Item 4    Summary of Material Change
On March 19, 2019, SSR Mining Inc. (the “Company”) announced the closing of its previously announced offering of $230 million aggregate principal amount of 2.50% unsecured convertible senior notes due 2039 (the “Offering”), pursuant to private placement exemptions. The Company intends to use the net proceeds from the Offering to repurchase a portion of its outstanding 2.875% convertible senior notes due 2033 and for general corporate purposes.
Item 5    Full Description of Material Change
On March 19, 2019, the Company announced the closing of its previously announced offering of $230 million aggregate principal amount of 2.50% unsecured convertible senior notes due 2039 (the “Notes”) (including $30 million pursuant to the exercise of the initial purchasers’ overallotment option). The initial conversion rate for the Notes will be 54.1082 common shares (the “Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $18.48 per Share. The Company intends to use the net proceeds of the Offering to repurchase, in separate privately negotiated transactions, approximately $150 million of its outstanding $265 million 2.875% convertible senior notes due 2033 and for general corporate purposes.
Item 6            Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7            Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8            Executive Officer
Gregory J. Martin
Senior Vice President and Chief Financial Officer
(604) 484-0064

Item 9            Date of Report
This material change report is dated March 26, 2019.